Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

dated as of November 19, 2020

by and between

NRG Solar Sunrise llc,

a Delaware limited liability company, as Seller,

and

Clearway AC SOLAR HOLDINGS LLC,

a Delaware limited liability company, as Purchaser

ARTICLE 1 DEFINITIONS, INTERPRETATION		1
1.01	Definitions	1
1.02	Interpretation	8
ARTICLE 2 SALE OF MEMBERSHIP INTERESTS AND CLOSING		9
2.01	Purchase and Sale	9
2.02	Payment of Purchase Price	9
2.03	Closing	9
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLER		9
3.01	Existence	9
3.02	Authority	10
3.03	No Consent	10
3.04	No Conflicts	10
3.05	Regulatory Matters	10
3.06	Legal Proceedings	10
3.07	Brokers	10
3.08	Compliance with Laws	10
3.09	The Company	11
3.10	No Undisclosed Liabilities	12
3.11	Taxes	12
3.12	Employees	13
3.13	Company Contracts	13
3.14	Notices; Permits; Intellectual Property	13
3.15	Insurance	14
3.16	Bank Accounts	14
3.17	Disclosures	14
3.18	No Other Warranties	14
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER		15
4.01	Existence	15
4.02	Authority	15
4.03	No Consent	15
4.04	No Conflicts	15

-i-

(continued)

4.05	Legal Proceedings	15
4.06	Purchase for Investment	16
4.07	Brokers	16
4.08	Governmental Approvals	16
4.09	Compliance with Laws	16
4.10	Due Diligence	16
ARTICLE 5 COVENANTS OF SELLER		16
5.01	Notification of Certain Matters	17
5.02	Conduct of Business	17
5.03	Casualty Loss	17
5.04	Seller Parent Guaranty	18
5.05	Regulatory Filings and Approvals	18
5.06	Fulfillment of Conditions	19
5.07	Further Assurances	19
ARTICLE 6 COVENANTS OF PURCHASER		19
6.01	Regulatory Filings and Approvals	19
6.02	Fulfillment of Conditions	20
6.03	Further Assurances	20
6.04	Purchaser Parent Guaranty	20
6.05	Excluded Assets	20
ARTICLE 7 CONDITIONS TO OBLIGATIONS OF PURCHASER		20
7.01	Bring-Down of Seller’s Representations and Warranties	20
7.02	Performance at Closing	21
7.03	Litigation	21
7.04	Assignment of Membership Interests	21
7.05	Approvals and Consents	21
7.06	Certificates	21
7.07	FIRPTA Certificate	21
ARTICLE 8 CONDITIONS TO OBLIGATIONS OF SELLER		21
8.01	Bring-Down of Purchaser’s Representations and Warranties	21
8.02	Performance at Closing	22
8.03	Approvals and Consents	22

-ii-

(continued)

8.04	Litigation	22
8.05	Deliveries. Purchaser shall have delivered to Seller	22
ARTICLE 9 TAX MATTERS		22
9.01	Certain Taxes	22
ARTICLE 10 SURVIVAL		23
10.01	Survival of Representations, Warranties, Covenants and Agreements	23
ARTICLE 11 INDEMNIFICATION		23
11.01	Indemnification by Seller	23
11.02	Indemnification by Purchaser	23
11.03	Period for Making Claims	23
11.04	Limitations on Claims	24
11.05	Procedure for Indemnification of Third Party Claims	24
11.06	Rights of Indemnifying Party in the Defense of Third Party Claims	25
11.07	Direct Claims	26
11.08	Exclusive Remedy	26
11.09	Indemnity Treatment	26
11.10	Mitigation	26
11.11	No Solicitation	26
ARTICLE 12 TERMINATION		27
12.01	Termination	27
12.02	Effect of Termination	27
ARTICLE 13 MISCELLANEOUS		28
13.01	Notices	28
13.02	Entire Agreement	29
13.03	Specific Performance	29
13.04	Time of the Essence	29
13.05	Expenses	29
13.06	Confidentiality; Disclosures	29
13.07	Waiver	29
13.08	Amendment	30
13.09	No Third Party Beneficiary	30

-iii-

(continued)

13.10	Assignment	30
13.11	Severability	30
13.12	Governing Law	30
13.13	Consent to Jurisdiction	30
13.14	Waiver of Jury Trial	31
13.15	Limitation on Certain Damages	31
13.16	Disclosures	31
13.17	Facsimile Signature; Counterparts	31

-iv-

EXHIBITS

Exhibit A	Assignment and Assumption of Membership Interests
Exhibit B	Wire Transfer Instructions
Exhibit C	Form of Officer’s Certificate of Seller
Exhibit D	Form of Secretary’s Certificate of Seller
Exhibit E	Form of Affidavit of Non-Foreign Status of Seller
Exhibit F	Form of Officer’s Certificate of Purchaser
Exhibit G	Form of Secretary’s Certificate of Purchaser
Exhibit H	Seller Parent Guaranty
Exhibit I	Purchaser Parent Guaranty

SCHEDULES

Seller Disclosure Schedules

Schedule 3.03	Seller Consents
Schedule 3.05	Seller Approvals
Schedule 3.06	Legal Proceedings
Schedule 3.07	Brokers
Schedule 3.09	Ownership; Directors and Officers; Liens on Acquired Interests
Schedule 3.10	Undisclosed Liabilities
Schedule 3.11	Tax Exceptions
Schedule 3.13	Company Contracts
Schedule 3.15	Insurance Claims
Schedule 3.16	Bank Accounts

Purchaser Disclosure Schedules

Schedule 4.03	Purchaser Consents
Schedule 4.07	Brokers
Schedule 4.08	Governmental Approvals

-v-

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of November 19, 2020 (the “Effective Date”) is made and entered into by and between NRG Solar Sunrise LLC, a Delaware limited liability company (“Seller”), and Clearway AC Solar Holdings LLC, a Delaware limited liability company (“Purchaser”). Seller and Purchaser are referred to, collectively, as the “Parties” and each, individually, as a “Party.” Capitalized terms used herein shall have the meanings set forth in Section 1.01.

RECITALS

WHEREAS, Seller owns one hundred percent (100%) of the outstanding membership interests of Agua Caliente Borrower 1 LLC, a Delaware limited liability company (the “Company”);

WHEREAS, the Company owns thirty five percent (35%) of the membership interests of AC Solar Holdings LLC (“AC Holdings”), which in turn owns all of the membership interests of Agua Caliente Solar Holdings LLC (“Agua Holdings”), which in turn owns all of the membership interests of Agua Caliente Solar LLC (“AC Solar”, and together with AC Holdings and Agua Holdings, the “Subsidiaries”); and

WHEREAS, Seller desires to sell, and Purchaser desires to purchase, one hundred percent (100%) of the outstanding membership interests of the Company (the “Acquired Interests”) but not including the Excluded Assets (as defined herein), on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION

1.01          Definitions. As used in this Agreement, the following defined terms have the meanings indicated below:

“AC Holdings” has the meaning set forth in the Recitals.

“AC Solar” has the meaning set forth in the Recitals.

“Acquired Interests” has the meaning set forth in the Recitals.

“Acquisition Closing Date” means March 27, 2017.

“Acquisition Proposal” has the meaning set forth in Section 11.11.

“Action or Proceeding” means any action, suit, proceeding, arbitration or investigation by or before any Governmental Authority.

“Affiliate” of a specified Person means any other Person that directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with the Person specified.

“Agreement” means this Purchase and Sale Agreement and the Exhibits, the Appendices and the Disclosure Schedules, as any of the same shall be amended or supplemented from time to time.

“Agua Holdings” has the meaning set forth in the Recitals.“Assignment and Assumption of Membership Interests” means the Assignment and Assumption of Membership Interests in substantially the form of Exhibit A attached hereto.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.

“Cap” has the meaning set forth in Section 11.04(c).

“Casualty Loss” has the meaning set forth in Section 5.03.

“Closing” has the meaning set forth in Section 2.03(a).

“Closing Date” is the date on which the transactions contemplated hereunder are consummated.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company” has the meaning set forth in the Recitals.

“Company Contracts” has the meaning set forth in Section 3.12.

“Consequential Damages” has the meaning set forth in Section 13.15.

“Constitutive Documents” means the certificates of formation and the limited liability company agreements, as amended (if applicable) of the Company.

“Contract” means any agreement, purchase order, commitment, evidence of Indebtedness, mortgage, indenture, security agreement or other contract, entered into by a Person or by which a Person or any of its assets are bound.

“Control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management or policies of such Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“COVID-19” means the coronavirus pandemic commonly referred to as “COVID-19”.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19 or any other pandemic or epidemic.

“Deductible” has the meaning set forth in Section 11.04(a).

“Disclosure Schedules” means the schedules attached to this Agreement, and dated as of the date hereof.

“Effective Date” has the meaning set forth in the Preamble.

“Employee Plan” means any “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, that is (or when in effect was) subject to any provision of ERISA, including Title IV of ERISA, and is or was sponsored, maintained or contributed to by Seller, the Company, or any ERISA Affiliate.

“Environmental Laws” means any Law relating to the environment, or to handling, storage, transportation, emissions, discharges, releases or threatened emissions, discharges or releases of Hazardous Substances into the environment, including ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment or disposal of any Hazardous Substances, including, but not limited to, the Clean Air Act, the Federal Water Pollution Control Act (including, but not limited to the Clean Water Act and the Oil Pollution Act), the Safe Drinking Water Act, the Federal Solid Waste Disposal Act (including, but not limited to, the Resource Conservation and Recovery Act of 1976), the Comprehensive Environmental Response, Compensation, and Liability Act, the Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Emergency Planning and Community Right-to-Know Act, and the Occupational Safety and Health Act (to the extent relating to human exposure to Hazardous Materials) and any other federal, state or local laws, ordinances, rules or regulations now or hereafter existing relating to any of the foregoing.

“Equity Interests” means, with respect to an entity, capital stock, partnership or membership interests or units (whether general or limited), and any other similar interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, such entity.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes Seller, the Company, or that is a member of the same “controlled group” as Seller pursuant to Section 4001(a)(14) of ERISA; provided, however, that the Company shall not be considered to be ERISA Affiliates from and after the Closing Date.

“Excluded Assets” means thirty five percent (35%) of the proceeds of the Tax Litigation received by AC Holdings less the Company’s pro rata share of the reasonable and documented legal fees and costs incurred by Purchaser or an Affiliate of Purchaser associated with the Tax Litigation.

“Facility” means the 290 MW Agua Caliente photovoltaic solar power facility located in Dateland, Arizona.

“FERC” means the Federal Energy Regulatory Commission.

“FPA” means means the Federal Power Act, and the FERC’s implementing regulations thereunder, as amended from time to time.

“GAAP” has the meaning set forth in Section 1.02(c).

“Governmental Approval” means any consent or approval required by any Governmental Authority.

“Governmental Authority” means any federal, state, local or municipal governmental body; any governmental, quasi-governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power, including NERC, FERC and each Regional Entity; or any court or governmental tribunal.

“Hazardous Substances” means any substance, element, compound or mixture, whether solid, liquid or gaseous: (a) which is defined as “hazardous waste” or “hazardous substance” or “pollutant” or “contaminant” under any Environmental Law; (b) which is  otherwise hazardous and is subject to regulation by any Governmental Authority; (c) petroleum hydrocarbons (other than naturally occurring petroleum hydrocarbons); (d) polychlorinated biphenyls (PCBs); (e) asbestos-containing materials (other than naturally occurring asbestos); or (f) radioactive materials (other than naturally occurring radioactive materials).

“HSR Act” has the meaning set forth in Section 5.05(a).

“Indebtedness” means all obligations of a Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business and not past due), (d) under capital leases, (e) secured by a Lien on the assets of such Person, whether or not such obligation has been assumed by such Person, (f) with respect to reimbursement obligations for letters of credit and other similar instruments (whether or not drawn), (g) in the nature of guaranties of the obligations described in clauses (a) through (f) above of any other Person or as to which such Person has an obligation substantially the economic equivalent of a guaranty, or (h) in respect of any other amount properly characterized as indebtedness in accordance with GAAP.

“Indemnified Party” means any Person claiming indemnification under any provision of Article 11.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article 11.

“Interim Period” means the period between the Effective Date and the Closing Date.

“IRS” means the United States Internal Revenue Service.

“Insurance Policies” has the meaning set forth in Section 3.15.

“Knowledge of Purchaser” means the actual knowledge of Christopher Sotos, Chad Plotkin and Evan Speece after reasonable inquiry of their direct reports.

“Knowledge of Seller” means the actual knowledge of Bruce Chung and Gaetan Frotte after reasonable inquiry of their direct reports.

“Laws” means all laws, statutes, treaties, rules, orders, codes, ordinances, standards, regulations, restrictions, official guidelines, policies, directives, interpretations, permits or other pronouncements having the effect of law of any Governmental Authority.

“Liabilities” means any liability, Indebtedness, obligation, commitment, or expense, in each case, requiring either (i) the payment of a monetary amount, or (ii) any type or fulfillment of an obligation, and in each case whether accrued, absolute, contingent, asserted, matured, unmatured, secured or unsecured.

“Lien” means any lien, mortgage, pledge, security interest, charge or encumbrance of any kind (including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any lien or security interest).

“Losses” means any and all claims, damages, losses, Liabilities, costs, fines, penalties assessed by any Governmental Authority and expenses (including settlement costs and any reasonable legal, accounting or other expenses for investigating or defending any actions or threatened actions), and excluding any consequential, incidental, indirect, special, exemplary or punitive damages.

“Material Adverse Effect” means any fact, event, circumstance, condition, change or effect that has, or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the assets, properties, liabilities, financial condition or results of operations of the Company or any Subsidiary; provided, however, that none of the following shall be or will be at the Closing deemed to constitute and shall not be taken into account in determining the occurrence of a Material Adverse Effect: any fact, event, circumstance, condition, change or effect resulting from (a) any economic change generally affecting the international, national or regional (i) electric generating industry or (ii) wholesale markets for electric power; (b) any economic change in markets for commodities or supplies, including electric power, as applicable, used in connection with the Company or any Subsidiary; (c) any change in general regulatory or political conditions, including any engagements of hostilities, acts of war or terrorist activities, natural disasters or weather-related events or changes imposed by a Governmental Authority associated with additional security; (d) any change in any Laws (including Environmental Laws), industry standards generally affecting the industry or markets in which the Company or any Subsidiary operate or GAAP; (e) any change in the financial condition of the Company or any Subsidiary caused by the pending sale of the Acquired Interests to Purchaser, including changes due to the credit rating of Purchaser; (f) any change in the financial, banking, or securities markets (including any suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or Nasdaq Stock Market) or any change in the general national or regional economic or financial conditions; (g) any actions to be taken pursuant to or in accordance with this Agreement; or (h) the announcement or pendency of the transactions contemplated hereby, including any labor union activities or disputes; provided, however, that any fact, event, circumstance, condition, change or effect resulting from clauses (a) through (f) shall nonetheless be taken into consideration in determining whether a Material Adverse Effect has occurred to the extent such changes, events, effects or occurrences have a materially disproportionate impact on the Company or the Subsidiaries, taken as whole, as compared to similarly situated businesses in the same industry and in the same geographical area.

“NERC” means the North American Electric Reliability Corporation.

“Option” with respect to any Person means any security, right, subscription, warrant, option, “phantom” stock right or other Contract that gives the right to (i) purchase or otherwise receive or be issued any shares of capital stock or other security or equity interest of such Person or any security or right of any kind convertible into or exchangeable or exercisable for any shares of capital stock or other security or equity interest of such Person, or (ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock (or any other equity interest or security) of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers (or similar positions) of such Person or the manner in which any shares of capital stock (or any other security or equity interest) of such Person are voted.

“Order” means any writ, judgment, injunction, ruling, decision, order or similar direction of any Governmental Authority, whether preliminary or final.

“Party” or “Parties” has the meaning set forth in the preamble of this Agreement.

“Permit” means all licenses, permits, consents, authorizations, approvals, ratifications, certifications, registrations, exemptions, variances, exceptions and similar consents granted or issued by any Governmental Authority.

“Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business, entity, organization, trust, union, association or Governmental Authority.

“Prior AC PSA” means that certain Purchase and Sale Agreement, dated as of February 24, 2017, by and between Seller and Purchaser.

“Proposed Aggregate Net Working Capital Amount” has the meaning set forth in Section 2.04(b).

“Purchaser” has the meaning set forth in the preamble of this Agreement.

“Purchaser Approvals” has the meaning set forth in Section 4.09.

“Purchaser Consents” has the meaning set forth in Section 4.03.

“Purchaser Indemnified Parties” means Purchaser, its successors and assigns, and each of their Representatives.

“Purchase Price” has the meaning set forth in Section 2.02.

“Purchaser Parent” means Clearway Energy Operating LLC

“Purchaser Parent Guaranty” means that guaranty of Purchaser Parent dated as of the Effective Date and attached hereto as Exhibit I.

“Regional Entity” means the Western Electricity Coordinating Council or its successor.

“Representatives” means, as to any Person, its officers, directors, employees, partners, members, stockholders, counsel, agents, accountants, advisers, engineers, and consultants.

“Restoration Cost” has the meaning set forth in Section 5.03.

“Satisfaction Date” has the meaning set forth in Section 5.03.

“Section 5.01 Side Letter” has the meaning set forth in Section 5.01(b).

“Seller” has the meaning set forth in the preamble of this Agreement, and includes its respective successors and assigns.

“Seller Approvals” has the meaning set forth in Section 3.05.

“Seller Consents” has the meaning set forth in Section 3.03.

“Seller Indemnified Parties” means Seller, its successors and assigns, and its Representatives.

“Seller Parent” means NRG Energy, Inc.

“Seller Parent Guaranty” means that guaranty of Seller Parent dated as of the Effective Date and attached hereto as Exhibit H.

“Subsidiaries” has the meaning set forth in the Recitals.

“Tax” or “Taxes” means any income, profits, gross or net receipts, property, sales, use, capital gain, transfer, excise, license, production, franchise, employment, social security, occupation, payroll, registration, capital, governmental pension or insurance, withholding, royalty, severance, stamp or documentary, value added, goods and services, business or occupation or other tax, charge, assessment, duty, levy, unclaimed property or escheat obligation, compulsory loan or fee of any kind (including any interest, additions to tax, or civil or criminal penalties thereon) of the United States or any state or local jurisdiction therein required to be collected, or of any other nation or any jurisdiction therein, together with any obligations for the Taxes of any other person whether as successor, a member of a group, indemnitor, or otherwise.

“Tax Litigation” means Agua Caliente Solar, LLC v. Arizona Department of Revenue, AZ Sup. Ct. No. TX2020-000987.

“Tax Returns” means any report, form, return, statement or other information (including any amendments) required to be supplied to or filed with a Governmental Authority by a Person with respect to Taxes, including, but not limited to, information returns, any amendments thereof or schedule or attachment thereto and any documents with respect to or accompanying requests for the extension of time in which to file any such report, form, return, statement or other information.

“Termination Date” has the meaning set forth in Section 12.01(b).

“Transfer Taxes” has the meaning set forth in Section 9.01(d).

1.02          Interpretation.

(a)               Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement, (v) the words “include” and “including” are not words of limitation and shall be deemed to be followed by the words “without limitation,” (vi) the use of the word “or” to connect two or more phrases shall be construed as inclusive of all such phrases (e.g., “A or B” means “A or B, or both”), (vii) the use of the conjunction “and/or” shall be construed as “any or all of” and (viii) references to Persons include their respective successors and permitted assigns and, in the case of Governmental Authorities, Persons succeeding to their respective functions and capacities.

(b)               Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(c)               All accounting terms used herein and not expressly defined herein shall have the meanings given to them under United States generally accepted accounting principles (“GAAP”).

(d)               Unless the context otherwise requires, a reference to any Law includes any amendment, modification or successor thereto.

(e)               Any representation or warranty contained herein as to the enforceability of a Contract shall be subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or other similar Law affecting the enforcement of creditors’ rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(f)                In the event of a conflict between this Agreement and any exhibit, schedule or appendix hereto, this Agreement shall control.

(g)               The Article and Section headings have been used solely for convenience, and are not intended to describe, interpret, define or limit the scope of this Agreement.

(h)               Conflicts or discrepancies, errors, or omissions in this Agreement or the various documents delivered in connection with this Agreement will not be strictly construed against the drafter of the contract language, rather, they shall be resolved by applying the most reasonable interpretation under the circumstances, giving full consideration to the intentions of the Parties at the time of contracting.

(i)                 A reference to any agreement or document is to that agreement or document as amended, novated, supplemented or replaced from time to time.

ARTICLE 2
SALE OF MEMBERSHIP INTERESTS AND CLOSING

2.01          Purchase and Sale. Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, all of the right, title and interest of Seller in and to the Acquired Interests but not including the Excluded Assets, at the Closing on the terms and subject to the conditions set forth in this Agreement.

2.02          Payment of Purchase Price. Upon the terms and subject to the conditions hereinafter set forth, in consideration of the delivery by Seller of the Acquired Interests, Purchaser shall by wire transfer of immediately available United States funds, pay to Seller at the Closing an amount equal to Two Hundred Two Millions Dollars ($202,000,000) (the “Purchase Price”).

2.03          Closing.

(a)               The closing of the transactions described in Section 2.01 (the “Closing”) will take place at the offices of Bracewell LLP, counsel to Seller, at 2001 M Street, NW, Washington, DC, 20036, or at such other place as the Parties mutually agree, at 10 A.M. local time, upon the fulfillment or waiver of the conditions set forth in Articles 7 and 8.

(b)               At the Closing, the following shall occur:

(i)                 Purchaser shall pay the Purchase Price, by wire transfer of immediately available funds to Seller’s account as provided on Exhibit B;

(ii)              The Parties shall deliver, or cause to be delivered, to the other Parties the certificates and other deliverables pursuant to Articles 7 and 8; and

(iii)            The execution by both Parties of the Assignment and Assumption of Membership Interests.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as of the date hereof (unless specifically stated otherwise) as follows:

3.01          Existence. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has full power and authority to execute and deliver this Agreement and any other agreements to be executed and delivered by Seller hereunder, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including to own, hold, sell and transfer the Acquired Interests.

3.02          Authority. All actions or proceedings necessary to authorize the execution and delivery by Seller of this Agreement and the performance by Seller of its obligations hereunder, have been duly and validly taken. This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligations of Seller enforceable against Seller in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles.

3.03          No Consent. Except as set forth on Schedule 3.03 of the Disclosure Schedules (the “Seller Consents”), and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or would not reasonably be expected to adversely affect the ability of Seller to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder, the execution, delivery and performance by Seller of this Agreement does not require Seller to obtain any consent, approval or action of or give any notice to any Person as a result or under any terms, conditions or provisions of any Contract or Permit by which it is bound.

3.04          No Conflicts. The execution, delivery and performance of this Agreement by Seller does not and will not (a) conflict with, result in a breach of, or constitute a default under, Seller’s certificate of formation or operating agreement or any material Contract to which Seller, or Company Contract to which the Company, is a party; (b) result in the creation of any Lien upon any of the Acquired Interests or assets or properties of the Company; (c) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, any duties or obligations are to be performed by Seller or the Company or any rights or benefits are to be received by any Person, under any Contract to which Seller or the Company is a party; or (d) violate in any material respect any applicable Law.

3.05          Regulatory Matters. Except as set forth on Schedule 3.05 of the Disclosure Schedules (“Seller Approvals”), no Governmental Approval on the part of Seller or the Company is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

3.06          Legal Proceedings. Except as set forth in Schedule 3.06 there are no Actions or Proceedings pending or, to the Knowledge of Seller, threatened, as of the date of this Agreement against Seller or the Company that (a) affect Seller or the Company or (b) would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement. Neither Seller nor the Company is subject to any Order which materially restricts the operation of its business or which would reasonably be expected to have a Material Adverse Effect.

3.07          Brokers. Except as set forth on Schedule 3.07 of the Disclosure Schedules, no Person has any claim against Seller for a finder’s fee, brokerage commission or similar payment directly or indirectly in connection with the transactions contemplated by this Agreement

3.08          Compliance with Laws. Neither Seller nor the Company is or, to the Knowledge of Seller, has been in the past three (3) years, in material violation of any Law or Order (including Environmental Laws) applicable to the Company or by which any of the Acquired Interests are bound or subject.

3.09          The Company.

(a)               The Company is a limited liability company validly existing and in good standing under the Laws of the State of Delaware and has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets. The Company is duly qualified, licensed or admitted to do business and are in good standing in the State of Delaware which is the only jurisdiction in which the ownership, use or leasing of its assets, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except in those jurisdictions where the failure to be so qualified, licensed or admitted to do business would not reasonably be expected to result in a Material Adverse Effect.

(b)               All of the issued and outstanding Acquired Interests of the Company are owned directly, beneficially and of record by Seller free and clear of all Liens, except as set forth on Schedule 3.09(b). Thirty five percent (35%) of the issued and outstanding Equity Interests of AC Holdings are owned directly, beneficially and of record by the Company.

(c)               There are no and have not been any material violations or breaches by Seller or the Company, to the Knowledge of Seller, any other party, to the Constitutive Documents. Neither Seller nor the Company or, to the Knowledge of Seller, any other party, has given or received notice or other communication regarding any actual, alleged, possible or potential material violation or material breach of any Constitutive Document since the date of formation with respect to the Company.

(d)               The name of each director and officer (or similar positions) of Company, and the position with Company held by each, are listed in Schedule 3.09(d) of the Disclosure Schedules.

(e)               Seller has, prior to the execution of this Agreement, delivered to Purchaser true and complete copies of the Constitutive Documents of the Company as in effect on the date hereof.

(f)                Except as set forth on Schedule 3.09(f), none of the Acquired Interests are subject to any voting trust or voting trust agreement, voting agreement, pledge agreement, buy-sell agreement, right of first refusal, preemptive right, proxy or any other such agreement, to which the Company is a party.

(g)               Except as set forth in Schedule 3.09(g), the Company does not have any other subsidiaries, equity interests, interests in joint ventures or general or limited partnerships or other investment or portfolio assets of a similar nature.

(h)               The Company does not conduct (i) any business other than the ownership of AC Holdings or (ii) any operations other than those incidental to such ownership of AC Holdings.

(i)                 The books and records of the Company are (i) in all material respects, accurate and complete and have been maintained in accordance with good business practices and (ii) state in reasonable detail and accurately and fairly reflect the activities and transactions of the Company.

(j)                 The delivery of certificates representing the Acquired Interests, duly endorsed for transfer to Purchaser or accompanied by one or more membership interest powers duly endorsed for transfer to Purchaser will transfer to Purchaser good, valid and marketable title to the Acquired Interests, free and clear of all Liens, except as set forth in Schedule 3.09(b).

3.10          No Undisclosed Liabilities. The Company does not have any liability or obligation that would be required to be disclosed on a balance sheet prepared in accordance with GAAP, except for the liabilities and obligations of the Company (i)  incurred in the ordinary course of business consistent with past practice, (ii) that do not and are not individually or in the aggregate reasonably expected to have a Material Adverse Effect, (iii) that constitute amounts payable under the Company Contracts or (iv) as set forth in Schedule 3.10.

3.11          Taxes. Except as disclosed on Schedule 3.11 of the Disclosure Schedules, since the date of formation with respect to the Company:

(a)               All federal and all other material Tax Returns required to be filed by or with respect to the Company (or income attributable thereto) have been timely filed with the appropriate Governmental Authorities in all jurisdictions in which such Tax Returns are required to be filed. Such Tax Returns are true, correct and complete in all material respects, to the extent such Tax Returns relate to the Company (or income attributable thereto), and Seller, Affiliates of Seller, or the Company have paid, or made adequate provisions for the payment of, all Taxes, assessments and other charges due or claimed to be due (regardless of whether shown on any Tax Return) from the Company or for which the Company or the Purchaser could be held liable.

(b)               There are no (i) Actions or Proceedings currently pending or threatened in writing against the Company or related to its business operations, by any Governmental Authority for the assessment or collection of Taxes, (ii) audits or other examinations of any Tax Return of the Company (or income attributable thereto) in progress nor has Seller, any Affiliate of Seller or the Company been notified in writing of any request for examination, (iii) claims for assessment or collection of Taxes that have been asserted in writing against Seller or any Affiliate of Seller, or the Company (or the income attributable thereto) in respect of the Company, or (iv) matters under discussion with any Governmental Authority regarding claims for assessment or collection of Taxes against the Company (or income attributable thereto). There are no outstanding agreements, waivers or consents extending the statutory period of limitations applicable to any Tax of the Company, and, except as set forth on Schedule 3.11 of the Disclosure Schedules, the Company has not requested any extensions of time within which to file any Tax Return. There are no Liens for unpaid or delinquent Taxes, assessments or other charges or deposits with respect to the Acquired Interests, other than Liens for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves on financial statements have been established.

(c)               Seller Parent is not a “foreign person” within the meaning of Section 1445(b)(2) of the Code.

(d)               Since the date of formation, the Company has been properly classified for federal and state income Tax purposes as a disregarded entity under Treasury Regulations Section 301.7701-2 and -3, and neither Seller nor any Affiliate of Seller has made or caused to be made any election for any Tax purposes to classify the Company as anything other than a disregarded entity or a partnership, as applicable for federal income tax purposes.

(e)               The Company is not a party to any Tax allocation, Tax sharing or other similar agreement, other than customary Tax indemnification or other provisions contained in any credit or other ordinary course commercial agreements the primary purpose of which does not relate to Taxes.

(f)                Neither the Company, nor Seller or any Affiliate of Seller with respect to the assets or operations of the Company, is or has ever entered into or been a party to any “listed transaction,” as defined in Section 1.6011-4(b)(2) of the Treasury Regulations.

3.12          Employees. The Company does not have, nor has ever had, any employees or any liability, actual or contingent, with respect to any Employee Plan.

3.13          Company Contracts.

(a)               Schedule 3.13(a) of the Disclosure Schedules contains a true, correct and complete list any material Contracts, to which Company is a party or by which the Company is bound, and all amendments, modifications and supplements to any of the foregoing (collectively, the “Company Contracts”).

(b)               Each Company Contract constitutes the legal, valid, binding and enforceable obligation of the Company party thereto and to the Knowledge of Seller, the other parties thereto, except as may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors, and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). Each Company Contract is in full force and effect, except to the extent such non-compliance would not reasonably be expected to have a Material Adverse Effect.

(c)               Except as disclosed on Schedule 3.13(c) of the Disclosure Schedules, the Company or, to the Knowledge of Seller, the other parties thereto, is not in material violation or breach of or default under any Company Contract.

(d)               Neither of Seller nor the Company has given or received notice or other communication regarding any actual, alleged, possible or potential material violation or material breach with respect to any material provision of, or any material default under, or intent to cancel or terminate, any Company Contract or, since the Acquisition Closing Date, any contract set forth on Schedule 3.13(a) of the disclosure schedules to the Prior AC PSA.

3.14          Notices; Permits; Intellectual Property.

(a)               Since the Acquisition Closing Date, the Company has not received any written notice of condemnation, eminent domain or similar governmental proceeding materially affecting, individually or in the aggregate, the Facility.

(b)               The Company is not required pursuant to any Law to acquire or hold any material Permits in connection with the ownership of AC Holdings.

(c)               The Company does not own or license any intellectual property in connection with the ownership of AC Holdings.

3.15          Insurance. Since the Acquisition Closing Date, none of Seller or the Company has received any notice with respect to the assets and properties and business of the Company from any insurer under any insurance policy maintained by Seller or its Affiliates, excluding the Subsidiaries, applicable to the assets and properties and business of the Company disclaiming coverage, reserving rights with respect to a particular claim or such policy in general or canceling or materially amending any such policy (the “Insurance Policies”). Except as set forth on Schedule 3.15 of the Disclosure Schedules, there are no pending insurance claims under the Insurance Policies.

3.16          Bank Accounts. Schedule 3.16 of the Disclosure Schedules sets forth the names and locations of banks, trust companies and other financial institutions at which the Company maintains bank accounts or safe deposit boxes, in each case listing the type of account, the account number, and the names of all Persons authorized to draw thereupon or who have access thereto and lists the locations of all safe deposit boxes used by the Company.

3.17          Disclosures. To the Knowledge of Seller, no representation or warranty by Seller contained in this Agreement, and no statement contained in the Disclosure Schedules or any other document, certificate or other instrument delivered to or to be delivered by or on behalf of Seller or the Company contains, or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

3.18          No Other Warranties. EXCEPT FOR THE WARRANTIES SET FORTH HEREIN, THE ACQUIRED INTERESTS ARE BEING SOLD HEREUNDER ON AN “AS IS,” “WHERE IS” BASIS. THE WARRANTIES SET FORTH HEREIN ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES, WHETHER STATUTORY, WRITTEN OR ORAL, EXPRESS OR IMPLIED; SELLER PROVIDES NO OTHER WARRANTIES WITH RESPECT TO THE ACQUIRED INTERESTS, THE COMPANY, OR THE ASSETS OF THE COMPANY, INCLUDING WITHOUT LIMITATION, IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT, AND WARRANTIES ARISING FROM COURSE OF DEALING OR USAGE OF TRADE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED. EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 3, SELLER MAKES NO REPRESENTATION OR WARRANTY TO PURCHASER WITH RESPECT TO ANY FINANCIAL PROJECTIONS, FORECASTS OR FORWARD LOOKING STATEMENTS OF ANY KIND OR NATURE WHATSOEVER RELATING TO THE COMPANY, OR THE ASSETS OF THE COMPANY, OR THE ACQUIRED INTERESTS.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as of the date hereof (unless specifically stated otherwise) as follows:

4.01         Existence. Purchaser is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has the full power and authority to execute and deliver this Agreement and each other agreement required to be executed by it pursuant to the terms hereof, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby and to own or lease its assets and properties and to carry on its business as currently conducted.

4.02         Authority. All actions or proceedings necessary to authorize the execution and delivery by Purchaser of this Agreement, and the performance by Purchaser of its obligations hereunder, have been duly and validly taken. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles.

4.03         No Consent. Except as set forth on Schedule 4.03 of the Disclosure Schedules (the “Purchaser Consents”), and except as would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect, or would not reasonably be expected to adversely affect the ability of Purchaser to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder, the execution, delivery and performance by Purchaser of this Agreement does not require Purchaser to obtain any consent, approval or action of or give any notice to any Person as a result or under any terms, conditions or provisions of any Contract by which it is bound.

4.04         No Conflicts. The execution, delivery and performance of this Agreement by Purchaser does not and will not (a) conflict with, result in a breach of, or constitute a default under, Purchaser’s certificate of incorporation or operating agreement, or any material Contract to which Purchaser is a party; (b) result in the creation of any Lien upon any of the assets or properties of Purchaser or (c) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, any duties or obligations are to be performed by Purchaser, or any rights or benefits are to be received by any Person, under any material Contract to which Purchaser is a party.

4.05         Legal Proceedings. There are no Actions or Proceedings pending or, to the Knowledge of Purchaser, threatened as of the date of this Agreement against Purchaser that affects Purchaser or any of its assets or properties which would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

4.06         Purchase for Investment. Purchaser (a) is acquiring the Acquired Interests for its own account and not with a view to distribution, (b) is an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act of 1933, (c) has sufficient knowledge and experience in financial and business matters so as to be able to evaluate the merits and risk of an investment in the Acquired Interests and is able financially to bear the risks thereof, and (d) understands that the Acquired Interests will, upon purchase, be characterized as “restricted securities” under state and federal securities laws and that under such laws and applicable regulations the Acquired Interests may be resold without registration under such laws only in certain limited circumstances. Purchaser agrees that it will not sell, convey, transfer or dispose of the Acquired Interests, unless such transaction is made pursuant to an effective registration statement under applicable federal and state securities laws or an exemption from the registration requirements of such securities laws.

4.07         Brokers. Except as set forth on Schedule 4.07, no Person has any claim against Purchaser for a finder’s fee, brokerage commission or similar payment directly or indirectly in connection with the transactions contemplated by this Agreement.

4.08         Governmental Approvals. Except as set forth on Schedule 4.08 of the Disclosure Schedules (“Purchaser Approvals”) or which have already been obtained, no Governmental Approval on the part of Purchaser is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

4.09         Compliance with Laws. Purchaser is not in material violation of any Law except where any such material violation would not in the aggregate reasonably be expected to have a Material Adverse Effect.

4.10         Due Diligence. Purchaser acknowledges that Purchaser and its Representatives have had the opportunity to conduct all such due diligence investigations of the Acquired Interests, and the Company as they deemed necessary or advisable in connection with entering into this Agreement and the related documents and the transactions contemplated hereby and thereby. In no event shall Seller have any liability to Purchaser with respect to a breach of any representation, warranty or covenant under this Agreement to the extent of the Knowledge of Purchaser of such breach as of the Closing Date. PURCHASER HAS RELIED SOLELY ON ITS INDEPENDENT INVESTIGATION AND THE REPRESENTATIONS AND WARRANTIES MADE BY SELLER IN ARTICLE 3 IN MAKING ITS DECISION TO ACQUIRE THE ACQUIRED INTERESTS AND HAS NOT RELIED ON ANY OTHER STATEMENTS OR ADVICE FROM SELLER OR ITS REPRESENTATIVES.

ARTICLE 5
COVENANTS OF SELLER

Seller covenants and agrees with Purchaser that Seller will comply with all covenants and provisions of this Article 5, except to the extent Purchaser may otherwise consent in writing.

5.01         Notification of Certain Matters.

(a)           Seller shall promptly notify Purchaser in writing of any changes or additions to any of the Schedules of which it has knowledge that may be necessary to correct any matter that would otherwise constitute a breach of any representation or warranty of Seller in Article 3 such that the closing condition in Section 7.01 cannot be satisfied.

(b)           The Parties shall, prior to Closing, execute a side letter addressing each inaccuracy or breach identified pursuant to paragraph (a) above and the Parties agreed action in response to each respective breach (the “Section 5.01 Side Letter”).

(c)            No updates made pursuant to this Section 5.01 shall be deemed to cure any inaccuracy or breach of any representation or warranty made in this Agreement as of the Effective Date or for purposes of Section 7.01 unless Purchaser (in its sole discretion) specifically agrees to this in writing in the Section 5.01 Side Letter, subject to the terms and conditions agreed therein.

5.02         Conduct of Business. During the Interim Period, Seller shall cause the Company to operate and carry on its business in the ordinary course and substantially as operated prior to the date of this Agreement, provided, however, that Seller may, if and as necessary, implement any necessary COVID-19 Measures. Without limiting the foregoing, Seller shall cause the Company to perform in all material respects the Contracts to which the Company is a party and use commercially reasonable efforts consistent with good business practice to preserve the goodwill of the suppliers, contractors, lenders, Governmental Authorities, licensors, customers, distributors and others having business relations with the Company.

5.03         Casualty Loss. If the Facility, or any portion thereof, is damaged or destroyed by casualty loss or as a result of any fact, event or circumstance which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (a “Casualty Loss”) after the date hereof and prior to the satisfaction of all the closing conditions (the “Satisfaction Date”) of the Parties, and thirty five percent (35%) of the cost of restoring such damaged or destroyed Facility to a condition reasonably comparable to its prior condition (net of and after giving effect to any insurance proceeds received by the Company or any Subsidiary for such restoration) (such thirty five percent (35%) of the cost as estimated by a qualified firm reasonably acceptable to Purchaser and Seller and selected by Purchaser and Seller in good faith and promptly after the date of the event giving rise to the Casualty Loss, the “Restoration Cost”) does not exceed twenty percent (20%) of the Purchase Price, Purchaser shall reduce the amount of the Purchase Price by the amount of the Restoration Cost and, subject to the prior written consent of the Seller, such Casualty Loss shall not affect the Closing; provided, however, that if Seller does not provide such written consent within thirty (30) days after the date the Restoration Cost is provided to the Parties, then Purchaser may, in its sole discretion, terminate this Agreement by providing written notice thereof to the Seller. If the Restoration Cost is in excess of twenty percent (20%) of the Purchase Price, Purchaser may, by notice to Seller at any time prior to or within thirty (30) days after the date such Restoration Cost is provided to Purchaser elect to either: (i) subject to Seller’s prior written consent, reduce the Purchase Price by the Restoration Cost; or (ii) in its sole discretion, terminate this Agreement, in the latter case by providing written notice to Seller. To the extent Purchaser elects and Seller consents to reduce the amount of the Purchase Price pursuant to this Section 5.03, Purchaser will, at Seller’s election: (a) assign to Seller any rights to any contribution available under any rights to insurance claims or recoveries available under insurance policies covering such Facility; or (b) at Seller’s sole cost and expense, use commercially reasonable efforts to pursue such available contribution, claims or recoveries on Seller’s behalf for the benefit of Seller, in either case only up to the amount of such reduction in the Purchase Price. During the period between the Satisfaction Date and the Closing, Seller shall consult with Purchaser in respect of remediating the Casualty Loss, including promptly commencing the restoration work with respect to such Casualty Loss and promptly filing claims with insurance companies under applicable insurance policies in respect of such Casualty Loss. To the extent Seller, the Company or any Subsidiary has made any actual capital expenditures in respect of the Restoration Cost, the amounts of such actual capital expenditures, up to the amount equal to the Restoration Cost by which the Purchase Price was reduced in accordance with this Section 5.03, shall be added to the Purchase Price.

5.04         Seller Parent Guaranty. Seller shall concurrently with the execution and delivery of this Agreement, cause to be executed and delivered to Purchaser the Seller Parent Guaranty.

5.05         Regulatory Filings and Approvals.

(a)           Seller shall, and shall cause its respective Affiliates, to cooperate with Purchaser to prepare, as soon as is practical following the Effective Date, all necessary filings in connection with the transactions contemplated by this Agreement that may be required under the Hart-Scott-Rodino Act (the “HSR Act”) or any other federal, state or local laws prior to the Closing Date (except pursuant to Section 203 of the FPA, which is subject to Section 5.05(b) below) and shall use commercially reasonable efforts to obtain as promptly as practicable all approvals from Governmental Authorities and other Persons necessary to consummate the transactions contemplated hereby, including the Seller Approvals and Seller Consents. Seller shall or shall cause its Affiliates, as applicable, to, submit the required filings as soon as practicable, but, with respect to filings under the HSR Act, in no event later than ten (10) Business Days after the Effective Date. Seller shall or shall cause its Affiliates, as applicable, to, request expedited treatment of any such filings, and cooperate with Purchaser in the preparation of such filings in such manner as is reasonably necessary and appropriate. Seller and Purchaser shall share equally any fees associated with the filings under the HSR Act. Seller shall consult with Purchaser and shall agree in good faith with Purchaser on the timings of such filings

(b)           Seller shall or shall cause its Affiliates, as applicable, to reasonably cooperate with Purchaser in Purchaser’s submition of a Notice of Consummation to FERC in accordance with Ordering Paragraph (8) of the May 18, 2018 FERC FPA Section 203 order issued in Docket No. EC18-61-000 to inform FERC of the consummation of the transactions contemplated hereby within ten days of the Closing.

(c)           Prior to the Closing, Seller shall promptly provide Purchaser with a copy of any material filing, order or other document proposed to be delivered to or received from any Governmental Authority or other Person relating to the obtaining of any such Permits, consents, approvals, or Actions of Governmental Authorities and other Persons with respect to Closing. Prior to the Closing, Seller shall in good faith use commercially reasonable efforts to cause its officers, directors, or other Affiliates not to take any action which could reasonably be expected to materially and adversely affect the likelihood of any approval or consent required to consummate the transactions contemplated hereby with respect to the Closing. Subject to Section 5.05(a), Seller shall bear its own costs and legal fees contemplated by this Section 5.05.

5.06         Fulfillment of Conditions. Seller (a) shall take all commercially reasonable steps necessary or desirable, and proceed diligently and in good faith to satisfy each other condition to the obligations of Purchaser contained in this Agreement and (b) shall not, and shall not permit the Company, or any of its other Affiliates to, take or fail to take any action that would reasonably be expected to result in the non-fulfillment of any such condition; provided, however, Seller shall not be required to (i) agree to any divesture that would require or compel Seller to dispose of all or any portion of its properties or assets or (ii) accept any operational restrictions or limitations on the business of Seller.

5.07         Further Assurances. During the Interim Period, Seller shall use its commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as may be necessary to consummate the transactions contemplated by this Agreement, including such actions at its expense as are necessary in connection with obtaining any third-party consents and all Governmental Approvals required to be obtained by Seller. During the Interim Period, Seller shall cooperate with Purchaser and provide any information regarding Seller necessary to assist Purchaser in making any filings or applications required to be made with any Governmental Authority. Notwithstanding anything to the contrary contained in this Section 5.07, if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of any documents or information in accordance herewith shall be solely subject to applicable rules relating to discovery and the remainder of this Section 5.07 shall not apply.

ARTICLE 6
COVENANTS OF PURCHASER

Purchaser covenants and agrees with Seller that Purchaser will comply with all covenants and provisions of this Article 6 made by Purchaser, except to the extent Seller may otherwise consent in writing.

6.01         Regulatory Filings and Approvals.

(a)           Purchaser shall cooperate with Seller to prepare, as soon as is practical following the Effective Date, all necessary filings in connection with the transactions contemplated by this Agreement that may be required under the HSR Act or any other federal, state or local laws prior to the Closing Date (except pursuant to Section 203 of the FPA, which is subject to Section 6.01(b) below) and shall use commercially reasonable efforts to obtain as promptly as practicable all approvals from Governmental Authorities and other Persons necessary to consummate the transactions contemplated hereby, including the Purchaser Approvals and Purchaser Consents. Purchaser shall or shall cause its Affiliates, as applicable, to, submit the required filings as soon as practicable, but, with respect to filings under the HSR Act, in no event later than ten (10) Business Days after the Effective Date. Purchaser request expedited treatment of any such filings, and cooperate with Seller in the preparation of such filings in such manner as is reasonably necessary and appropriate. Seller and Purchaser shall share equally any fees associated with the filings under the HSR Act. Purchaser shall consult with Seller and shall agree in good faith with Seller on the timings of such filings.

(b)           Purchaser shall or shall cause its Affiliates to take commercially reasonable steps to submit a Notice of Consummation to FERC in accordance with Ordering Paragraph (8) of the May 18, 2018 FERC FPA Section 203 order issued in Docket No. EC18-61-000 to inform FERC of the consummation of the transactions contemplated hereby within ten days of the Closing.

(c)               Prior to the Closing, Purchaser shall promptly provide Seller with a copy of any material filing, order or other document proposed to be delivered to or received from any Governmental Authority or other Person relating to the obtaining of any such Permits, consents, approvals, or Actions of Governmental Authorities and other Persons with respect to the Closing. Prior to the Closing, Purchaser shall in good faith use commercially reasonable efforts to cause its officers, directors, or other Affiliates not to take any action which could reasonably be expected to materially and adversely affect the likelihood of any approval or consent required to consummate the transactions contemplated hereby with respect to the Closing. Subject to Section 6.01(a), Purchaser shall bear its own costs and legal fees contemplated by this Section 6.01.

6.02         Fulfillment of Conditions. Purchaser (a) shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each other condition to the obligations of Seller contained in this Agreement, and (b) shall not, and shall not permit any of its Affiliates to, take or fail to take any action that would reasonably be expected to result in the non-fulfillment of any such condition; provided, however, Purchaser shall not be required to (i) agree to any divesture that would require or compel Purchaser to dispose of all or any portion of its properties or assets or (ii) accept any operational restrictions or limitations on the business of Purchaser.

6.03         Further Assurances. During the Interim Period, Purchaser shall use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as may be necessary to consummate the transactions contemplated by this Agreement, including such actions at its expense as are necessary in connection with obtaining any third-party consents and all Governmental Approvals required to be obtained by Purchaser. During the Interim Period, Purchaser shall cooperate with Seller and provide any information regarding Purchaser necessary to assist Seller in making any filings or applications required to be made with any Governmental Authority. Notwithstanding anything to the contrary contained in this Section 6.03, if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of any documents or information in accordance herewith shall be solely subject to applicable rules relating to discovery and the remainder of this Section 6.03 shall not apply.

6.04         Purchaser Parent Guaranty. Purchaser shall concurrently with the execution and delivery of this Agreement, cause to be executed and delivered to Seller the Purchaser Parent Guaranty.

6.05         Excluded Assets. The Parties acknowledge that Seller retains right, title and interest in and to the Excluded Assets and the Excluded Assets shall not be transferred to Purchaser. Following the Closing, at such time that AC Holdings receives the Excluded Assets, Purchaser shall promptly, but in more than three (3) Business Days, pay and remit the Excluded Assets to Seller.

ARTICLE 7
CONDITIONS TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser hereunder to purchase the Acquired Interests are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):

7.01         Bring-Down of Seller’s Representations and Warranties. The representations and warranties made by Seller in this Agreement shall be true and correct in all material respects as of the Closing Date (except for any of such representations and warranties that are qualified by materiality, including by reference to Material Adverse Effect, which shall be true and correct in all respects) as though such representations and warranties were made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date.

7.02         Performance at Closing. Seller shall have performed all agreements, covenants and obligations required by Article 2 of this Agreement to be so performed by Seller at the Closing.

7.03         Litigation. No Order shall have been entered which restrains, enjoins or otherwise prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement and no Action or Proceeding shall have been instituted before any Governmental Authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement.

7.04         Assignment of Membership Interests. Certificates representing the Acquired Interests, duly endorsed for transfer to Purchaser or accompanied by one or more membership interest powers duly endorsed for transfer to Purchaser shall have been delivered to Purchaser contemporaneously with Closing.

7.05         Approvals and Consents. All Seller Approvals and Seller Consents shall have been obtained and shall be in full force and effect.

7.06         Certificates. Seller shall have delivered to Purchaser (a) a certificate, dated the Closing Date and executed by an authorized officer or board member of Seller substantially in the form and to the effect of Exhibit C; and (b) a certificate, dated the Closing Date and executed by the Secretary of Seller substantially in the form and to the effect of Exhibit D.

7.07         FIRPTA Certificate. Seller shall have caused to be delivered a certificate, dated as of the Closing Date and substantially in the form and to the effect of Exhibit E, which satisfies the requirements set forth in Treasury Regulation Section 1.1445-2, attesting that Seller is not a “foreign person” for U.S. federal income tax purposes.

ARTICLE 8
CONDITIONS TO OBLIGATIONS OF SELLER

The obligations of Seller hereunder to sell the Acquired Interests are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Seller, in its sole discretion).

8.01         Bring-Down of Purchaser’s Representations and Warranties. The representations and warranties made by Purchaser in Article 4 of this Agreement shall be true and correct in all material respects as of the Closing Date (except for any of such representations and warranties that are qualified by materiality which shall be true and correct in all respects) as though such representations and warranties were made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date.

8.02         Performance at Closing. Purchaser shall have performed all agreements, covenants and obligations required by Article 2 of this Agreement to be so performed by Purchaser at the Closing.

8.03         Approvals and Consents. All Purchaser Approvals and Purchaser Consents required for the consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect.

8.04         Litigation. No Order shall have been entered which restrains, enjoins or otherwise prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement and no Action or Proceeding shall have been instituted before any Governmental Authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement.

8.05          Deliveries. Purchaser shall have delivered to Seller:

(a)            a certificate, dated the Closing Date and executed by an authorized officer or board member of Purchaser, substantially in the form and to the effect of Exhibit F; and

(b)           a certificate, dated the Closing Date and executed by the Secretary of Purchaser substantially in the form and to the effect of Exhibit G.

ARTICLE 9
TAX MATTERS

9.01         Certain Taxes.

(a)            The parties agree that the Company will allocate items of income, deduction, gain, loss, and credit for the Company’s taxable year that includes the Closing Date, between Purchaser and Seller based on a closing of the books at the end of the day on the Closing Date.

(b)           Seller shall timely prepare and file with the appropriate authorities all Tax Returns required to be filed by the Company with respect to any Tax periods ending on or before the Closing. Such Tax Returns shall be prepared in a manner consistent with past practice to the extent consistent with applicable law. No later than thirty (30) days before the due date of such Tax Returns (or the date of filing, if earlier), Seller shall provide a copy of such Tax Returns to Purchaser for Purchaser’s review and comment. On and after the Closing Date, Purchaser shall timely prepare and file with the appropriate authorities all other Tax Returns required to be filed by the Company.

(c)            Seller and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, employees and agents reasonably to cooperate, in preparing and filing all Tax Returns of the Company, including maintaining and making available to each other all records that are necessary for the preparation of any Tax Returns that the Party is required to file under this Article 9, and in resolving all disputes and audits with respect to such Returns.

(d)           All sales, use transfer, controlling interest transfer, recording, stock transfer, real property transfer, value-added and other similar Taxes and fees (“Transfer Taxes”), if any, arising out of or in connection with the consummation of the transactions contemplated by this Agreement shall be shared equally by Purchaser and Seller. Tax Returns that must be filed in connection with such Transfer Taxes shall be prepared and filed by the Party primarily or customarily responsible under applicable local Law for filing such Tax Returns, and such party will use commercially reasonable efforts to provide such Tax Returns to the other Party at least ten (10) business days prior to the date such Tax Returns are due to be filed.

ARTICLE 10
SURVIVAL

10.01       Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants, agreements and obligations of Seller and Purchaser contained in this Agreement are material, were relied on by such Parties, and will survive the Closing Date as provided in Section 11.03.

ARTICLE 11
INDEMNIFICATION

11.01      Indemnification by Seller. Seller hereby indemnifies and holds harmless the Purchaser Indemnified Parties in respect of, and holds each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them become subject, resulting from, arising out of or related to any breach of any representation, warranty, covenant, agreement or obligation made by Seller in this Agreement or any certificate delivered by Seller pursuant to this Agreement; provided, however, that the foregoing indemnities shall not apply to Losses caused by the gross negligence or willful misconduct of Purchaser or its agents, officers, employees or contractors.

11.02      Indemnification by Purchaser. Purchaser hereby indemnifies and holds harmless the Seller Indemnified Parties in respect of, and holds each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them become subject, resulting from, arising out of or relating to any breach by Purchaser of any representation, warranty, covenant, agreement or obligation made by Purchaser in this Agreement or any certificate delivered by Purchaser pursuant to this Agreement, provided, however, that the foregoing indemnity shall not apply to Losses to the extent caused by the gross negligence or willful misconduct of Seller or its agents, officers, employees or contractors.

11.03      Period for Making Claims. No claim under this Agreement (except as provided below) may be made unless such Party shall have delivered, with respect to any claim for breach of any representation, warranty, covenant, agreement or obligation made in this Agreement, a written notice of claim prior to the date falling twelve (12) months after the Closing Date provided that, (i) the representations and warranties contained in Section 3.01 (Existence), Section 3.02 (Authority), Section 3.07 (Brokers), Section 3.09(a)-(b), Section 4.01 (Existence), Section 4.02 (Authority) and Section 4.07 (Brokers) shall survive the Closing for five (5) years following the Closing Date, (ii) the representations and warranties contained in Section 3.11(a)-(g) shall survive until thirty (30) days after the expiration of the applicable Tax statute of limitations, and (iii) the covenants, agreements and obligations in this Agreement to be performed shall survive until the date on which they have been fully performed; provided further, that, if written notice for a claim of indemnification has been provided by the Indemnified Party pursuant to Section 11.05(a) on or prior to the applicable survival expiration date, then the obligation of the Indemnifying Party to indemnify the Indemnified Party pursuant to this Article 11 shall survive with respect to such claim until such claim is finally resolved.

11.04       Limitations on Claims.

(a)            Neither Party shall have any obligation to indemnify the other Indemnified Party until the aggregate amount of all Losses incurred by such Party that are subject to indemnification pursuant to this Article 11 equals or exceeds two percent (2%) of the Purchase Price (the “Deductible”) in which event the Indemnifying Party shall be liable for Losses only to the extent they are in excess of the Deductible; provided that, the Deductible shall not apply to Losses resulting from, arising out of or relating to (i) any willful breach of any representation or warranty, or (ii) fraud.

(b)           Neither Party shall have any obligation to indemnify the other Indemnified Party in connection with any single item or group of related items that result in Losses that are subject to indemnification in the aggregate of less than One Hundred Thousand Dollars ($100,000).

(c)            Except as otherwise provided in Section 11.04(d), the aggregate liability of the Indemnifying Parties under this Article 11 resulting from breaches of representations or warranties herein and in any certificates delivered pursuant hereto shall be limited to an amount equal to twelve and one half percent (12.5%) of the Purchase Price (the “Cap”); provided that, the Cap shall not apply to Losses resulting from, arising out of or relating to (i) any willful breach of any representation or warranty or (ii) fraud; and, provided  further, that the Cap shall not apply to Purchaser’s payment obligation under Section 2.02.

(d)           The amount of any claim pursuant to this Article 11 will be reduced by the amount of any insurance proceeds actually recovered (less the cost to collect the proceeds of such insurance and the amount, if any, of any retroactive or other premium adjustments reasonably attributable thereto) and the amount of any Tax benefit (which for this purpose means any reduction in cash Taxes payable that would otherwise be due or the receipt of a refund of Taxes by the Indemnified Parties, in each case only with respect to the taxable year in which the Loss was incurred or paid) to the Indemnified Party in respect of such claim or the facts or events giving rise to such indemnity obligation. If the Indemnified Party realizes such Tax benefit after the date on which an indemnity payment has been made to the Indemnified Party, the Indemnified Party shall promptly make payment to the Indemnifying Party in an amount equal to such Tax benefit; provided that such payment shall not exceed the amount of the indemnity payment.

11.05      Procedure for Indemnification of Third Party Claims.

(a)            Notice. Whenever any claim by a third party shall arise for indemnification under this Article 11, the Indemnified Party shall promptly notify the Indemnifying Party of the claim and, when known, the facts constituting the basis for such claim and, if known, the notice shall specify the amount or an estimate of the amount of the liability arising therefrom. The Indemnified Party shall provide to the Indemnifying Party copies of all material notices and documents (including court papers) received or transmitted by the Indemnified Party relating to such claim. The failure or delay of the Indemnified Party to deliver prompt written notice of a claim shall not affect the indemnity obligations of the Indemnifying Party hereunder, except to the extent the Indemnifying Party was actually disadvantaged by such failure or delay in delivery of notice of such claim.

(b)           Settlement of Losses. If the Indemnified Party has assumed the defense of any claim by a third party which may give rise to indemnity hereunder pursuant to Section 11.06(d), the Indemnified Party shall not settle, consent to the entry of a judgment of or compromise such claim without the prior written consent (which consent shall not be unreasonably withheld or delayed) of the Indemnifying Party.

11.06       Rights of Indemnifying Party in the Defense of Third Party Claims.

(a)            Right to Assume the Defense. In connection with any claim by a third party which may give rise to indemnity hereunder, the Indemnifying Party shall have thirty (30) days after the date the Indemnifying Party is notified of such claim by the Indemnified Party to assume the defense of any such claim, which defense shall be prosecuted by the Indemnifying Party to a final conclusion or settlement in accordance with the terms hereof.

(b)           Procedure. If the Indemnifying Party assumes the defense of any such claim, the Indemnifying Party shall (i) select counsel reasonably acceptable to the Indemnified Party to conduct the defense of such claim and (ii) take all steps necessary in the defense or settlement thereof, at its sole cost and expense. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such claim, with its own counsel and at its sole cost and expense; provided, that, if the claim includes allegations for which the Indemnifying Party both would and would not be obligated to indemnify the Indemnified Party, the Indemnifying Party and the Indemnified Party shall in that case jointly assume the defense thereof. The Indemnified Party and the Indemnifying Party shall fully cooperate with each other and their respective counsel in the defense or settlement of such claim. The Party in charge of the defense shall keep the other Party appraised at all times as to the status of the defense or any settlement negotiations with respect thereto.

(c)            Settlement of Losses. The Indemnifying Party shall not consent to a settlement of or the entry of any judgment arising from, any such claim or legal proceeding, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed).

(d)           Decline to Assume the Defense. The Indemnified Party may defend against any such claim, at the sole cost and expense of the Indemnifying Party, in such manner as it may deem reasonably appropriate, including settling such claim in accordance with the terms hereof if (i) the Indemnifying Party does not assume the defense of any such claim resulting therefrom within thirty (30) days after the date the Indemnifying Party is notified of such claim by the Indemnified Party or (ii) the Indemnified Party reasonably concludes that the Indemnifying Party is (a) not diligently defending the Indemnified Person, (b) not contesting such claim in good faith through appropriate proceedings or (c) has not taken such action (including the posting of a bond, deposit or other security) as may be necessary to prevent any action to foreclose a Lien against or attachment of any asset or property of the Indemnified Party for payment of such claim.

11.07       Direct Claims. In the event that any Indemnified Party has a claim against any Indemnifying Party which may give rise to indemnity hereunder that does not involve a claim brought by a third party, the Indemnified Party shall promptly notify the Indemnifying Party of the claim and the facts constituting the basis for such claim and, if known, the amount or an estimate of the amount of the liability arising therefrom. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from receipt of such claim notice that the Indemnifying Party disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Party hereunder; however if the Indemnifying Party does notify the Indemnified Party that it disputes such claim within the require thirty (30) day period, the Parties shall attempt in good faith to agree upon the rights of the respective Parties with respect to such claim. If the Parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both Parties. If such Parties shall not agree, the Indemnified Party shall be entitled to take any action in law or in equity as such Indemnified Party shall deem necessary to enforce the provisions of this Article 11 against the Indemnifying Party.

11.08       Exclusive Remedy. Absent fraud or willful breach, the indemnities set forth in this Article 11 shall be the exclusive remedies of Purchaser and Seller and their respective members, officers, directors, employees, agents and Affiliates due to misrepresentation, breach of warranty, nonfulfillment or failure to perform any covenant or agreement contained in this Agreement, and the Parties shall not be entitled to a rescission of this Agreement or to any further indemnification rights or claims of any nature whatsoever in respect thereof, all of which the Parties hereto hereby waive.

11.09       Indemnity Treatment. Any amount of indemnification payable pursuant to the provisions of this Article 11 shall to the extent possible, be treated as an adjustment to the Purchase Price.

11.10       Mitigation.

(a)            Each of the Parties agrees to take all commercially reasonable steps to mitigate their respective Losses upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

(b)           Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article 11, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim and the Indemnified Party shall assign any such rights to the Indemnifying Party.

11.11       No Solicitation. Seller shall not, and shall not authorize or permit the Company, any of its Affiliates or any of its Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause the Company, any of its Affiliates and all of its Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person concerning (a) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (b) the issuance or acquisition of equity securities of the Company; or (c) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets.

ARTICLE 12
TERMINATION

12.01       Termination. This Agreement may be terminated at any time prior to Closing as follows:

(a)            by mutual written consent of the Purchaser and the Seller;

(b)           by either Seller or Purchaser if the Closing has not occurred on or before one hundred eighty (180) days after the date of this Agreement (the “Termination Date”) and the failure to consummate is not caused by a breach of this Agreement by the terminating party;

(c)            by Purchaser if there has been a breach by Seller of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 7.01 or 7.02, and (ii) either (x) is a breach of Seller’s obligations to transfer the Acquired Interests at Closing in accordance with this Agreement or (y) such breach has not been cured within 30 days following written notification thereof; provided, however, that if, at the end of such 30 day period, Seller is endeavoring in good faith, and proceeding diligently, to cure such breach, Seller shall have an additional 30 days in which to effect such cure; and

(d)           by Seller if there has been a breach by Purchaser of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 8.01 or 8.02, and (ii) such breach has not been cured within 30 days following written notification thereof; provided, however, that if, at the end of such 30 day period, Purchaser is endeavoring in good faith, and proceeding diligently, to cure such breach, Purchaser shall have an additional 30 days in which to effect such cure.

12.02       Effect of Termination.

(a)           If this Agreement is validly terminated pursuant to Section 12.01, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of either Seller or Purchaser (or any of their respective Representatives or Affiliates) in respect of this Agreement, except that the applicable portions of Article 1, this Section 12.02, and the entirety of Articles 11 (except for Section 11.11) and 13 will continue to apply following any termination; provided, however, that nothing in this Section 12.02 shall release any Party from liability for any breach of this Agreement by such Party prior to the termination of this Agreement (and any attempted termination by the breaching Party shall be void).

(b)           Upon termination of this Agreement by Purchaser or Seller for any reason, Purchaser shall return all documents and other materials of Seller relating to the Company, the assets or properties of the Company and the transactions contemplated hereby. Each Party shall also return to the other Party any information relating to the Parties to this Agreement furnished by one Party to the other, whether obtained before or after the execution of this Agreement. All information received by Purchaser with respect to the Company, the assets of the Company, or Seller shall remain subject to the provisions of Section 13.06.

ARTICLE 13
MISCELLANEOUS

13.01       Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by facsimile transmission, by reputable national overnight courier service or by registered or certified mail (postage prepaid) to the Parties at the following addresses or facsimile numbers, as applicable:

If to Purchaser, to:	Clearway AC Solar Holdings LLC c/o Clearway Energy, Inc.
300 Carnegie Center Blvd, Suite 300
Princeton, NJ 08540 Attn: General Counsel
Fax: (609) 524-4589 Email: ogc@clearwayenergy.com

If to Seller, to:	NRG Solar Sunrise LLC
c/o NRG Energy, Inc.
804 Carnegie Center Drive
Princeton, NJ 08540
Attn: General Counsel
Fax: (609) 524-4589

With a copy to:	Bracewell LLP
2001 M Street, NW
Washington, DC 20036
Attn: Danielle M. Varnell Email: danielle.varnell@bracewell.com

Notices, requests and other communications will be deemed given upon the first to occur of such item having been (a) delivered personally to the address provided in this Section 13.01, (b) delivered by confirmed facsimile transmission to the facsimile number provided in this Section 13.01, or (c) delivered by registered or certified mail (postage prepaid) or by reputable national overnight courier service in the manner described above to the address provided in this Section 13.01 (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section 13.01). Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Party.

13.02      Entire Agreement. This Agreement and the documents referenced herein supersede all prior discussions and agreements, whether oral or written, between the Parties with respect to the subject matter hereof, and contains the entire agreement between the Parties with respect to the subject matter hereof.

13.03       Specific Performance. The Parties to this Agreement agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur and money damages may not be a sufficient remedy. In addition to any other remedy at law or in equity, each of Purchaser and Seller shall be entitled to specific performance by the other Party of its obligations under this Agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy.

13.04       Time of the Essence. Time is of the essence with regard to all duties and time periods set forth in this Agreement.

13.05       Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each Party will pay its own costs and expenses incurred in connection with the negotiation, execution and performance of this Agreement.

13.06       Confidentiality; Disclosures. Neither Party nor any of their Affiliates shall make any written or other public disclosure, announcement or other similar statement regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other Parties, except as required by law, any regulatory authority or under the applicable rules and regulations of a stock exchange or market on which the securities of the disclosing Party or any of its affiliates are listed.

13.07       Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition and delivered pursuant to Section 13.01. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

13.08       Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party.

13.09       No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each Party and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article 11.

13.10       Assignment. The obligations of the Parties under this Agreement are not assignable without the prior written consent of the other Party, which such Party may withhold in its discretion; provided, that Purchaser may assign this Agreement without the prior written consent of Seller to any financial institution providing purchase money or other financing to Purchaser from time to time as collateral security for such financing so long as Purchaser remains fully liable for its obligations under this Agreement.

13.11       Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement shall not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

13.12       Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF EXCEPT FOR SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

13.13       Consent to Jurisdiction.

(a)            For all purposes of this Agreement, and for all purposes of any Action or Proceeding arising out of or relating to the transactions contemplated hereby or for recognition or enforcement of any judgment, each Party hereto submits to the personal jurisdiction of the courts of the State of New York and the federal courts of the United States sitting in New York County, and hereby irrevocably and unconditionally agrees that any such Action or Proceeding may be heard and determined in such New York court or, to the extent permitted by law, in such federal court. Each Party hereto agrees that a final judgment in any such Action or Proceeding may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by Law. Nothing in this Agreement shall affect any right that any Party may otherwise have to bring any Action or Proceeding relating to this Agreement against the other Party or its properties in the courts of any jurisdiction.

(b)           Each Party hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so:

(i)                 any objection which it may now or hereafter have to the laying of venue of any Action or Proceeding arising out of or relating to this Agreement or any related matter in any New York state or federal court located in New York County, and

(ii)              the defense of an inconvenient forum to the maintenance of such Action or Proceeding in any such court.

Each Party hereto irrevocably consents to service of process by registered mail, return receipt requested, as provided in Section 13.01. Nothing in this Agreement will affect the right of any Party hereto to serve process in any other manner permitted by Law.

13.14       Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PARTY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY LEGAL ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT OR THAT OTHERWISE RELATES TO THIS AGREEMENT.

13.15       Limitation on Certain Damages. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO PARTY SHALL BE LIABLE TO ANY OTHER PARTY FOR ANY CONSEQUENTIAL, SPECIAL, INDIRECT, SPECULATIVE, EXEMPLARY, OR PUNITIVE DAMAGES (COLLECTIVELY, “CONSEQUENTIAL DAMAGES”) FOR ANY REASON WITH RESPECT TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT, WHETHER BASED ON STATUTE, CONTRACT, TORT OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT; PROVIDED, HOWEVER, THAT ANY LOSSES ARISING OUT OF THIRD PARTY CLAIMS FOR WHICH A PARTY IS ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT SHALL NOT CONSTITUTE CONSEQUENTIAL DAMAGES. FOR THE AVOIDANCE OF DOUBT, AN ACTION FOR THE PAYMENT OF THE PURCHASE PRICE SHALL NOT BE CONSIDERED CONSEQUENTIAL DAMAGES.

13.16      Disclosures. Any Party may, at its option, include in the Disclosure Schedules items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. In no event shall the inclusion of any matter in the Disclosure Schedules be deemed or interpreted to broaden Seller’s or Purchaser’s representations, warranties, covenants or agreements contained in this Agreement. The mere inclusion of an item in the Disclosure Schedules shall not be deemed an admission by a Party that such item represents a material exception or fact, event, or circumstance.

13.17       Facsimile Signature; Counterparts. This Agreement may be executed by facsimile signature in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized representative of each Party as of the date first above written.

“Purchaser”

Clearway AC Solar Holdings LLC,
a Delaware limited liability company

/s/ Christopher S. Sotos
By: Christopher S. Sotos
Title: President

“Seller”

NRG Solar Sunrise LLC
a Delaware limited liability company

/s/ Gaetan C. Frotte
By: Gaetan C. Frotte
Title: VP, Treasurer